aShareX Series LLC

10990 Wilshire Blvd., Suite 1150

Los Angeles, California 90024

July 15, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	aShareX Series LLC (CIK 0001964674)
Withdrawal of Post-Qualification Amendment No. 7 on Form 1-A POS (Accession No. 0001477932-25-009173) Submitted December 23, 2025 File No. 024-12351

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, aShareX Series LLC (the “Company”) respectfully requests the withdrawal of its Post-Qualification Amendment No. 7 on Form 1-A POS (File No. 12351), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2025. The Offering Statement relates to the offering of Class A Shares of aShareX Series, Series 12 (the “Series Interests”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. As of the date of this request, the Company has not sold any Series Interests pursuant to the Offering Statement, and any funds for any Series Interests that have been received into escrow have been returned.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

This withdrawal request does not apply to any other Post-Qualification Amendment of the Company.

Please do not hesitate to contact the undersigned at (877) 358-8999, or our counsel, Alison Pear of Buchalter LLP, at (503) 226-8636, if you have any questions regarding withdrawal of the Offering Statement.

Sincerely,

aShareX Series LLC

	By:	/s/ Joel Parrish
Joel Parrish
Chief Financial Officer
cc: Alison M. Pear